UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2023

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On December 21, 2023, NeuroSense Therapeutics Ltd. (the “Company”) received a notice from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) advising the Company that it no longer satisfied the minimum $2.5 million stockholders’ equity requirement for continued listing on Nasdaq set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Equity Rule”) or, alternatively, the requirement that the Company either maintain a market value of listed securities of at least $35 million or generate net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years.

The notification from Nasdaq has no immediate effect on the Company’s business or the listing or trading of the Company’s ordinary shares, and the Company has 45 days from the date of the notice, or until February 5, 2024 to submit to Nasdaq a plan to regain compliance with the Minimum Equity Rule or an alternative continued listing standard. The Company intends to submit its plan within the allotted timeframe. If the plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the notice, or until June 18, 2024, for the Company to regain compliance. If Nasdaq chooses not to accept the Company’s plan, or if the Company is unable to regain compliance within any grace period granted by Nasdaq, then the Company’s ordinary shares may be subject to delisting.

The Company is working diligently to regain compliance with the Minimum Equity Rule and remain listed on Nasdaq. However, there can be no assurance that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq. A delisting of the Company’s ordinary shares from Nasdaq may materially impair the Company’s shareholders’ ability to buy and sell ordinary shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Company’s ordinary shares and other securities. A delisting of the Company’s ordinary shares could also significantly impair its ability to raise capital.

This Report on Form 6-K (other than the paragraph immediately preceding “About ALS” in Exhibit 99.1) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This report contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the Company’s ability to regain compliance with the Minimum Equity Rule or an alternative continued listing standard and the Company’s ability to maintain the listing of its ordinary shares on Nasdaq. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (“SEC”). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the SEC on March 22, 2023 and the Company’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated December 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: December 27, 2023	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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